Innocan Pharma Corporation

1015, 926 – 5 Avenue SW

Calgary, Alberta T2P 0N7, Canada

November 10, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Innocan Pharma Corporation (CIK 0001889791)
Registration Statement No. 333-288899 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-1 (Amendment No. 4) (File No. 333-288899) filed by Innocan Pharma Corporation on October 22, 2025 (the “Registration Statement”).

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact the undersigned at +1 312-364-1633.

Yours sincerely,

Very truly yours,

INNOCAN PHARMA CORPORATION

By:	/s/ Iris Bincovich
Iris Bincovich
Chief Executive Officer

cc: David Huberman (Greenberg Traurig, LLP)